SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G


    INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
          UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                       (Amendment No. 4 )



                    Primadonna Resorts, Inc.
                        (Name of Issuer)


                  Common Stock $.01 par value
                 (Title of Class of Securities)


                           741548 10 1
                         (CUSIP Number)




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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gary E. Primm       568587787

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) X

                                                            (b)
3      SEC USE ONLY


4      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizen


NUMBER OF           5    SOLE VOTING POWER
SHARES                   9,952,462
BENEFICIALLY
OWNED BY            6    SHARED VOTING POWER
EACH                     0
REPORTING
PERSON              7    SOLE DISPOSITIVE POWER
                         9,952,462

                    8    SHARED DISPOSITIVE POWER
                         0

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

          9,952,462

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES


11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          33.2%

12     TYPE OF REPORTING PERSON

                               IN

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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gary E. Primm as Trustee of the Gary Ernest Primm
          Family Trust (u/t/d April 10, 1985)  568587787

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) X

                                                            (b)
3      SEC USE ONLY


4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada

NUMBER OF           5    SOLE VOTING POWER
SHARES                   8,527,462
BENEFICIALLY
OWNED BY            6    SHARED VOTING POWER
EACH
REPORTING           7    SOLE DISPOSITIVE POWER
PERSON                   8,527,462

                    8    SHARED DISPOSITIVE POWER

9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

          8,527,462

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES


11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          28.4%

12     TYPE OF REPORTING PERSON

                               OO
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 1     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
       OF ABOVE PERSON

          Gary E. Primm as Trustee of the Gary E. Primm
          Charitable Trust (u/t/d December 27, 1995)  886066336

 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                            (a) X

                                                            (b)

 3     SEC USE ONLY

 4     CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada

NUMBER OF           5    SOLE VOTING POWER
SHARES                   1,425,000
BENEFICIALLY
OWNED BY            6    SHARED VOTING POWER
EACH
REPORTING           7    SOLE DISPOSITIVE POWER
PERSON                   1,425,000

                    8    SHARED DISPOSITIVE POWER


 9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

          1,425,000

10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
       CERTAIN SHARES


11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          4.8%

12     TYPE OF REPORTING PERSON

                               OO

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Item 1(a).   Name of Issuer:

             Primadonna Resorts, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             P.O. Box 95997
             Las Vegas, Nevada 89193-5997


Item 2(a).   Name of Persons Filing:

                  This statement is filed by (i) the Gary Ernest
             Primm Family Trust (u/t/d: April 10, 1985), a trust established under Nevada law (the "Primm Trust"),
             (ii) the Gary E. Primm Charitable Trust (u/t/d:
             December 27, 1995), a trust established under Nevada law (the "Charitable Trust"), and (iii) Gary E. Primm. The Primm Trust is an intervivos revocable family trust where Mr. Primm serves as the sole trustee and beneficiary. The Charitable Trust is a charitable trust where Mr. Primm serves as the sole trustee and beneficiary. The Primm Trust, the Charitable Trust and Mr. Primm hereinafter colletively referred to as the "Reporting Person."

Item 2(b).   Address of Principal Business Office:

             Mr. Primm:            P.O. Box 95997
                                   Las Vegas, Nevada 89193-5997

             Primm Trust:          P.O. Box 95997
                                   Las Vegas, Nevada 89193-5997

             Charitable Trust:     P.O. Box 95997
                                   Las Vegas, Nevada 89193-5997

Item 2(c).   Citizenship:

             Mr. Primm:            United States Citizen

             Primm Trust:          Nevada

             Charitable Trust:     Nevada

Item 2(d).   Title of Class of Securities:

             Common Stock, $.01 par value

Item 2(e).   CUSIP Number:

             741548 10 1


Item 3.      If this statement is filed pursuant to Rules
             13d-1(b), or 13d-2(b), check whether the person filing is a:

       (a)   [ ]  Broker or Dealer registered under Section 15 of
                  the Act:

                      Not applicable

       (b)   [ ]  Bank as defined in Section 3(a)(6) of the Act:

                      Not applicable

       (c)   [ ]  Insurance Company as defined in Section
                  3(a)(19) of the Act:

                      Not applicable

       (d)   [ ]  Investment Company registered under Section 8
                  of the Investment Company Act:

                      Not applicable

       (e)   [ ]  Investment Adviser registered under Section 203
                  of the Investment Advisers Act of 1940:

                      Not applicable

       (f)   [ ]  Employee Benefit Plan, Pension Fund which is
                  subject to the provisions of the Employee
                  Retirement Income Security Act of 1974 or
                  Endowment Fund (see 13d-1(b)(1)(ii)(F)):

                      Not applicable

       (g)   [ ]  Parent Holding Company, in accordance with Rule
                  13d-1(b)(ii)(G) (see Item 7):

                      Not applicable

       (h)   [ ]  Group, in accordance with Rule
                  13d-1(b)(1)(ii)(H):

                      Not applicable.


Item 4.      Ownership

       (a)   Amount Beneficially Owned

                  The Primm Trust holds 8,527,462 shares of
             Company common stock, and Mr. Primm is the sole beneficiary of the Primm Trust and has sole voting and investment power over securities held in the Primm Trust including the power to dispose or to direct the disposition of such securities. The Charitable Trust holds 1,425,000 shares of Company common stock, and Mr. Primm is the sole beneficiary of the Charitable Trust and has sole voting and investment power over securities held in the Charitable Trust including the power to dispose or to direct the disposition of such securities.

       (b)   Percent of Class

             Mr. Primm:            33.2%

             Primm Trust:          28.4%

             Charitable Trust:      4.8%

       (c)   Number of shares as to which such person has:

             (i)  sole power to vote or direct the vote

                  Mr. Primm:             9,952,462

                  Primm Trust:           8,527,462

                  Charitable Trust:      1,425,000

             (ii) shared power to vote or direct the vote:

                  Mr. Primm:            0

                  Primm Trust:          0

                  Charitable Trust:     0

             (iii)sole power to dispose or to direct the
                  disposition of:

                  Mr. Primm:             9,952,462

                  Primm Trust:           8,527,462

                  Charitable Trust:      1,425,000

             (iv) shared power to dispose or to direct the
                  disposition of:

                  Mr. Primm:            0

                  Primm Trust:          0

                  Charitable Trust:     0


Item 5.      Ownership of Five Percent or Less of a Class.

                  Not applicable.


Item 6.      Ownership of More than Five Percent on Behalf of
             Another Person.

                  Not applicable.


Item 7.      Identification and Classification of the Subsidiary
             Which Acquired the Security Being Reported on by the
             Parent Holding Company.

             Not applicable.


Item 8.      Identification and Classification of Members of the
             Group.

             Not applicable.


Item 9.      Notice of Dissolution of Group.

             Not applicable.
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Item 10.     Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE


             After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




February 13, 1997                   __/s/ Gary E. Primm__
                                        Gary E. Primm






February 13, 1997                 THE GARY ERNEST PRIMM FAMILY
                                   TRUST (u/t/d:  April 10, 1985)


                                   __/s/ Gary E. Primm__
                                        Gary E. Primm, Trustee





February 13, 1997                 THE GARY E. PRIMM CHARITABLE
                                   TRUST (u/t/d:  December 27,
                                   1995)


                                   __/s/ Gary E. Primm__
                                        Gary E. Primm, Trustee


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                          EXHIBIT INDEX


                                                     Sequentially
Exhibit
Numbered
  No.             Description
Page

1.           Joint Acquisition Statement . . . . . . . . . . 11


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